Exhibit 99.1 Corporate Communications

Fitch Ratings improves CNH Industrial’s Outlook to Positive

London, July 2, 2019

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces that on July 2, 2019, Fitch Ratings (“Fitch”) has improved the Outlook of CNH Industrial N.V. to Positive from Stable. Fitch has also affirmed CNH Industrial N.V.’s and CNH Industrial Capital LLC’s Long-Term Issuer Default Ratings at ‘BBB-’.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts: Corporate Communications Email: mediarelations@cnhind.com Investor Relations Email: investor.relations@cnhind.com CNH Industrial N.V. 25 St James’s Street London, SW1A 1HA United Kingdom